TOYS “R” US, INC.

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-5740

FACSIMILE: (973) 617-4043

e-mail: david.schwartz@toysrus.com

February 3, 2010

VIA EDGAR

Ms. Jennifer Thompson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Correspondence from you dated January 28, 2010 concerning
Toys “R” Us, Inc. Form 10-K for the Fiscal Year Ended January 31, 2009,
Filed March 31, 2009
File No. 1-11609

Dear Ms. Johnson:

This letter is in response to your correspondence dated January 28, 2010 concerning Toys “R” Us., Inc.’s Form 10-K for the fiscal year ended January 31, 2009. In that letter, you asked that we respond to the comments within 10 business days or advise the staff when we will respond. As directed by Ms. Snyder, we respectfully advise the staff that we do not expect to be in a position to respond within the 10 business day period, as we continue to work on our response and anticipate that we will require additional time in order to respond fully to your letter. We currently expect to respond no later than February 25, 2010. Please do not hesitate to be in touch with me in the meantime. You can reach me at (973) 617-5740.

Sincerely,

/s/ David J. Schwartz

David J. Schwartz

Executive Vice President – General Counsel